UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 29, 2014

Wesbanco, Inc.

(Exact name of registrant as specified in its charter)

West Virginia	000-08467	55-0571723
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Bank Plaza, Wheeling, WV	26003
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (304) 234-9000

Former name or former address, if changed since last report Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On October 29, 2014, Wesbanco, Inc. (“WesBanco”) and ESB Financial Corporation (“ESB”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of ESB with and into WesBanco (the “Merger”). As a result of the Merger, the separate corporate existence of ESB will cease and WesBanco will continue as the surviving corporation in the Merger. The Merger Agreement also provides that, promptly following the completion of the Merger, ESB Bank, a Pennsylvania state-chartered savings bank and a wholly-owned subsidiary of ESB, will merge with and into Wesbanco Bank, Inc., a West Virginia banking corporation and a wholly-owned subsidiary of WesBanco (the “Bank Merger”), with Wesbanco Bank, Inc. continuing as the surviving bank in the Bank Merger.

Under the terms of the Merger Agreement, WesBanco will exchange a combination of shares of its common stock and cash for all of the issued and outstanding shares of common stock of ESB. Shareholders of ESB common stock will be entitled to receive 0.502 (the “Exchange Ratio”) of a share of WesBanco common stock, plus cash in the amount of $1.76 per share, for each share of ESB common stock in the exchange. ESB shareholders who receive shares of WesBanco common stock and cash in exchange for their shares of ESB common stock will generally recognize gain, but not loss, equal to the lesser of (a) the excess, if any, of (i) the sum of the amount of cash received plus the fair market value of the WesBanco common stock received in the Merger, over (ii) the shareholder’s adjusted tax basis in the shares of ESB common stock exchange in the merger, or (b) the amount of cash received in the merger. Upon completion of the Merger, each outstanding vested and unvested stock option to acquire a share of ESB common stock that is outstanding immediately prior to the Merger will be cancelled and converted into the right to receive, on the terms and conditions set forth in the Merger Agreement, an amount in cash equal to the excess, if any, of $17.65 over the per share exercise price under such stock option.

ESB and WesBanco have made customary representations, warranties and covenants in the Merger Agreement, including covenants made by ESB not to solicit alternative transactions or, subject to certain exceptions, to enter into discussions concerning, or provide confidential information in connection with, an alternative transaction. The Merger Agreement contains certain termination rights for both WesBanco and ESB and further provides that, upon termination of the Merger Agreement under certain circumstances, ESB may be obligated to pay WesBanco a termination fee of $11,354,000.

At the effective time of the Merger, Charlotte A. Zuschlag, ESB’s President and Chief Executive Officer will be appointed to the Board of Directors of WesBanco. In addition, prior to the effective time of the Merger ESB will select one additional person to be appointed to the WesBanco Board of Directors at the effective time of the merger, which person must be acceptable to WesBanco.

Consummation of the Merger is subject to a number of customary conditions, including, but not limited to, the approval of the Merger Agreement by the shareholders of ESB, approval of the issuance of shares of WesBanco common stock in connection with the Merger by the shareholders of WesBanco and the receipt of required regulatory approvals. The transaction is expected to be completed in the first or second quarter of 2015.

As a condition to WesBanco’s willingness to enter into the Merger Agreement, each of the directors and named executive officers of ESB have entered into substantially identical voting agreements (each, a “Voting Agreement”) with WesBanco pursuant to which they have agreed to vote their shares in favor of the transaction. A form of the Voting Agreement is attached hereto as Exhibit 2.2 and is incorporated herein by reference.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement in this Item 1.01 is not complete and is qualified in its entirety by reference to the complete text of the Merger Agreement.

Additional Information About the Merger and Where to Find It

In connection with the proposed Merger, WesBanco will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of WesBanco and ESB and a Prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF WESBANCO AND ESB AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus will be mailed to shareholders of WesBanco and ESB prior to their respective shareholder meetings, which have not yet been scheduled. In addition, when the Registration Statement on Form S-4, which will include the Joint Proxy Statements/Prospectus, and other related documents is filed by WesBanco with the SEC, it may be obtained for free at the SEC’s website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from either WesBanco’s or ESB’s website at http://www.wesbanco.com or http://www.esbbank.com, respectively.

Participants in the Solicitation

WesBanco and ESB and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of WesBanco and ESB in connection with the proposed Merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco’s 2014 annual meeting of shareholders, as filed with the SEC on March 14, 2014. Information about the directors and executive officers of ESB is set forth in the proxy statement for ESB’s 2014 annual meeting of shareholders, as filed with the SEC on March 14, 2014. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of WesBanco or ESB shareholders in connection with the proposed Merger will be included in the Joint Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, WesBanco or ESB using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

Item 7.01	Regulation FD Disclosure

WesBanco and ESB will host a conference call and webcast to discuss the Merger Agreement on October 30, 2014 at 9:00 a.m. EDT. Investors, analysts and other interested parties may access the teleconference and webcast, which is sponsored by PR Newswire, at 1-888-347-6607 or 1-412-902-4290 for international callers. The call may also be listened to via Webcast through the “Investor Relations” section of WesBanco’s web site at http://www.wesbanco.com or by registering at http://www.videonewswire.com/event.asp?id=100913. Access to the Webcast will begin approximately 15 minutes prior to the start of the call. A replay of the call will be available shortly after the conclusion of the call for a period of approximately 30 days. The replay can be accessed by dialing (877) 344-7529 or 1-412-317-0088 for international callers. The replay conference number is 10055489. WesBanco has prepared an investor presentation to accompany the audio call which is available via its website. A copy of this investor presentation is attached hereto as Exhibit 99.1.

In accordance with General Instruction B.2. of Form 8-K, the information in this Item 7.01 and the accompanying Exhibit 99.1 shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that Section.

Item 8.01	Other Events

On October 29, 2014, WesBanco and ESB issued a press release announcing the signing of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Cautionary Statement

The Merger Agreement and form of Voting Agreement have been included in this report to provide investors with information regarding their terms. Except for the status of each such agreement as the contractual document that establishes and governs the legal relations among the parties thereto with respect to the transactions described in this report, the Merger Agreement and form of Voting Agreement are not intended to be a source of factual, business or operational information about the parties thereto.

The representations, warranties, covenants and agreements made by the parties to the Merger Agreement are made as of specific dates and are qualified and limited, including by information in disclosure schedules that the parties exchanged in connection with the execution of such Merger Agreement. Moreover, certain of the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders. Representations and warranties may be used as a tool to allocate risks between the parties to the Merger Agreement, including where the parties do not have complete knowledge of all facts. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of WesBanco, ESB or any of their respective affiliates.

Forward-Looking Statements

Matters set forth in this filing contain certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the proposed Merger between WesBanco and ESB, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and ESB may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed Merger may not be fully realized within the expected timeframes; disruption from the proposed Merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed Merger may not be obtained on the expected terms and schedule; WesBanco’s shareholders may not approve the issuance of shares of WesBanco common stock in connection with the Merger; ESB’s shareholders may not approve the proposed Merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in WesBanco’s 2013 Annual Report on Form 10-K, ESB’s 2013 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and ESB with the Securities and Exchange Commission, including both companies’ Form 10-Qs as of March 31 and June 30, 2014 and both companies’ Form 8-K regarding its net income for the quarter ended September 30, 2014. All forward-looking statements included in this filing are based on information available at the time of the release. Neither WesBanco nor ESB assumes any obligation to update any forward-looking statement.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits:

2.1	-	Agreement and Plan of Merger dated October 29, 2014 by and between Wesbanco, Inc., Wesbanco Bank, Inc., ESB Financial Corporation and ESB Bank.*

2.2	-	Form of Voting Agreement.

99.1	-	Presentation by Wesbanco, Inc. for conference call and webcast on October 30, 2014.

99.2	-	Joint Press release issued by Wesbanco, Inc. and ESB Financial Corporation, dated October 29, 2014, announcing the execution of the Agreement and Plan of Merger.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K but Wesbanco, Inc. will provide them to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wesbanco, Inc.
(Registrant)

Date: October 29, 2014	/s/ Robert H. Young
Robert H. Young
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated October 29, 2014 by and between Wesbanco, Inc., Wesbanco Bank, Inc., ESB Financial Corporation and ESB Bank.*

2.2	Form of Voting Agreement.

99.1	Presentation by Wesbanco, Inc. for conference call and webcast on October 30, 2014.

99.2	Joint press release issued by Wesbanco, Inc. and ESB Financial Corporation, dated October 29, 2014, announcing the execution of the Agreement and Plan of Merger.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K but Wesbanco, Inc. will provide them to the Securities and Exchange Commission upon request.